SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                        JPS Textile Group
          ____________________________________________
                        (Name of Issuer)

                       Series A Preferred
          ____________________________________________
                 (Title of Class of Securities)

                            46624B30
                    _________________________
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                (Continued on following page(s))
                        Page 1 of 5 Pages
         CUSIP No. 44624B30  13G       Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     State Street Research & Management Company
     #13-31424135
_________________________________________________________________
_____________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  [  ]
                                                       (b)  [  ]
_________________________________________________________________
_____________
3.   SEC USE ONLY


_________________________________________________________________
_____________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Reporting Person is a corporation organized under  Delaware
laws.  Principal office of    Reporting Person is in Boston, MA.
_________________________________________________________________
_____________
                         5.   SOLE VOTING POWER
                                        0
     NUMBER OF
        SHARES           6.   SHARED VOTING POWER
         BENEFICIALLY                        -0-
      OWNED BY EACH
     REPORTING           7.   SOLE DISPOSITIVE POWER
         PERSON WITH                         0

                         8.   SHARED DISPOSITIVE POWER
                                            -0-
_________________________________________________________________
_____________
9.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
PERSON
                                        0
_________________________________________________________________
_____________
10.   CHECK  BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
SHARES*
_________________________________________________________________
_____________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                        0%
_________________________________________________________________
_____________
12.  TYPE OF REPORTING PERSON*
          Investment adviser

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE G

     Item 1(a).     Name of Issuer
               JPS Textile Group


     Item 1(b).     Address of Issuer's Principal Office
               555 N. Pleasantburg Dr. Ste 202
               Greenville, SC  29607


     Item 2(a).     Name of Person Filing
               State Street Research & Management Company

     Item 2(b).     Address of Principal Business Office
               One Financial Center, 30th Floor
               Boston, MA  02111-2690

     Item 2(c).     Citizenship
                Reporting Person is a corporation organized under
Delaware  laws.                     Principal office of Reporting
Person is Boston, MA

     Item 2(d).     Title of Class of Securities
               Series A Preferred

     Item 2(e).     CUSIP Number
               46624B30

      Item 3.        If this statement is filed pursuant to Rules
13d-1(b),  or 13d-2(b), check                 whether the  person
filing is a:

           (a)  [ ]  Broker or dealer registered under Section 15
of the Act
          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act
           (c)   [ ]  Insurance Company  registered under Section
3(a)(19) of the Act
          (d)  [ ]  Investment company registered under Section 8
of the Investment                            Company Act
           (e)   [x]  Investment Adviser registered under Section
203 of the Investment                        Advisers Act of 1940
           (f)  [ ]  Employee Benefit Plan, Pension Fund which is
subject   to  the                           provisions   of   the
Employee Retirement Income Security Act of 1974 or Endowment Fund: see Section 240.13d-1(b)(1)(ii)(F)
           (g)   [ ]  Parent Holding Company, in accordance  with
Section  240.13d-                        1(b)(ii)(G)  (Note:  See
Item 7)
           (h)   [  ]  Group, in accordance with Section 240.13d-
1(b)(1)(ii)(H)

SCHEDULE G

     Item 4.        Ownership

                If the percent of the class owned, as of December
31 of the year covered             by the statement, or as of the
last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following
information as of that date             and identify those shares
which there is a right to acquire.

     (a)  Amount beneficially owned:    0
     (b)  Percent of Class:        0%
     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
                              0
          (ii) shared power to vote or to direct the vote:
                                 -0-
           (iii)      sole  power to dispose  or  to  direct  the
disposition of:          0
            (iv)   shared   power  to  dispose  or   direct   the
disposition of:             -0-

           State  Street Research & Management Company  disclaims
any  beneficial  interest             in  any  of  the  foregoing
securities.

     Item 5.        Ownership of Five Percent or Less of a Class.

                If  this  statement is being filed to report  the
fact  that  as of the date hereof                   the reporting
person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                If any other person is known to have the right to
receive  or  the power to                 direct the  receipt  of
dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in
response  to  this                   item and, if  such  interest
relates   to   more  than  five  percent  of  the   class,   such
person    should be identified.  A listing of the shareholders of
an   investment                  company  registered  under   the
Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or
endowment fund                     is not required.

                All foregoing shares are in fact owned by clients
of   State   Street  Research                      &   Management
Company.

SCHEDULE G

      Item  7.         Identification and Classification  of  the
Subsidiary Which Acquired the                     Security  Being
Reported on By the Parent Holding Company.

                If  a  parent  holding  company  has  filed  this
schedule, pursuant to Rule 13d-                   1(b)(ii)(G), so
indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant
subsidiary.  If a parent                     holding company  has
filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

               Inapplicable

      Item 8. Identification and Classification of Members of the Group.

                If  a  group has filed this schedule pursuant  to
Rule  13d-1(b)(ii)(H),  so                    indicate under Item
3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has
filed this                    schedule pursuant to Rule 13d-1(c),
attach  an  exhibit  stating the  identity  of               each
member of the group.

               Inapplicable

     Item 9.        Notice of Dissolution of Group

               Inapplicable

     Item 10.  Certification

               By signing below I certify that, to the best of my
knowledge and belief, the                    securities  referred
to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have
the                 effect of changing or influencing the control
of  the  issuer of such securities                  and were  not
acquired in connection with or as a participant in any transaction having such purposes or effect.

     Signature

     After reasonable inquire and to the best of my knowledge and
belief,  I  certify  that the    information set  forth  in  this
statement is true, complete and correct.

                           Date:   February 13, 1997

                    Signature:     ________________________

                        Name/Title:     Mark Passacantando
                               Director of Compliance